Filed by BB&T Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File No.: 001-10853
Subject Company: Republic Bancshares, Inc.

Dec. 2, 2003

BB&T to acquire Florida’s Republic Bancshares Inc.

          WINSTON-SALEM, N.C. - BB&T Corporation (NYSE: BBT) today said it plans to buy Republic Bancshares Inc. (Nasdaq: REPB) of St. Petersburg, Fla., in a $436 million transaction that represents entry into some of the strongest economic markets in the Southeast.

          With $2.8 billion in assets, Republic Bancshares operates 71 banking offices along the Gulf Coast and in central and southern Florida, including key markets in St. Petersburg, Tampa, Clearwater, Orlando, West Palm Beach, Boca Raton and Fort Lauderdale. The merger also will expand BB&T’s presence into the high growth areas of Ocala, Sarasota and Bradenton.

          The transaction, approved by the directors of both companies, is valued at $32.12 per Republic Bancshares share based on BB&T’s closing price as of Dec. 1, 2003, of $39.66.

          Republic Bancshares’ shareholders may exchange their shares based on one of the following two options: a fixed exchange ratio of 0.81 of a share of BB&T stock for each share of REPB stock or a fixed cash price of $31.79 per share. The aggregate cash available is generally limited to 40 percent of the transaction value. The merger, which is subject to regulatory and shareholder approval, is expected to be completed in the second quarter of 2004.

MORE

          The merger would represent BB&T’s second in Florida and increase the number of BB&T branches in the Sunshine state to 89. BB&T acquired Regional Financial Corporation of Tallahassee, Fla., parent to First South Bank, in September 2002. First South branches opened as branches of BB&T in November 2002 – the first banking offices to do business as BB&T in Florida.

          Republic Bancshares will give BB&T a presence in several Florida markets that are expected to be among the fasting growing in the nation. According to Newsweek magazine, the Tampa-St. Petersburg-Clearwater metropolitan statistical area will enjoy the nation’s largest employment growth through 2025. And the Sarasota-Bradenton MSA is Florida’s third fastest-growing market and one of the state’s most affluent regions.

          “This is a key acquisition because it expands our presence in Florida, which has an underlying growth rate that is faster than that of our core markets,” said BB&T Chairman and Chief Executive Officer John Allison.

          “Republic Bancshares’ current management team has done an excellent job revitalizing and energizing their company, resulting in positive momentum and excellent client service. They have the leadership talent to ensure BB&T creates a high performance organization in Florida.”

          More jobs were created in Florida in 2003 than any other state in the nation. Nationally, Florida ranks fourth in population, labor force and the number of business establishments. In 2002, Florida was ranked the fifth most entrepreneur-friendly state.

          Republic Bancshares customers will be introduced to BB&T’s strong branch-based sales culture and its broad product and services line, including insurance, mutual funds, trust, online banking, annuities, investment banking, retail brokerage, treasury services, leasing and international banking.

          BB&T will create two new community banking regions, one in the St. Petersburg area and one to be based on the east coast of Florida. BB&T divides its 11-state banking network into autonomous regions – each with its own president – which operate like community banks. Nearly all lending decisions are made locally.

          “Republic Bancshares, like BB&T, has a solid record of strong community commitment and, above all, excellent personal service, which is what makes this partnership so appealing,” said Republic Bancshares President and Chief Executive Officer William R. Klich, who is also chairman and chief executive officer of Republic Bank.

          “It’s unusual to find an institution of BB&T’s size as highly focused on quality service as they are. And their community banking strategy allows local bankers to make their own decisions.”

MORE

          Klich will become the Florida state president for BB&T as well as the regional president for the new community bank region based in St. Petersburg. J. Kenneth Coppedge, Republic Bank president, will be named regional president for Florida's east coast operations. BB&T’s Florida bank will be headquartered in St. Petersburg.

          Two current members of the Republic Bancshares’ board will be offered seats on the Branch Banking and Trust Company board, BB&T’s lead banking subsidiary.

          Winston-Salem-based BB&T Corporation operates more than 1,350 banking offices in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Indiana and Washington, D.C.

          With $90.4 billion in assets as of Sept. 30, BB&T Corp. is the nation's 11th largest financial holding company. BB&T was named this year to the Forbes Platinum 400 list of America's "Best Big Companies" for the fourth year in a row. More information on the merger is available at www.BBandT.com

_________________

          This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

          Please refer to BB&T’s filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T’s forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

          BB&T’s news releases are available at no charge through PR Newswire. For a menu of BB&T’s news releases or to retrieve a specific release call 1-800-758-5804, extension 809325.

          The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T’s proposed acquisition of Republic Bancshares, on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated December 1, 2003, between BB&T and Republic Bancshares.

          BB&T and Republic Bancshares shareholders and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the Securities Exchange Commission in connection with the proposed merger because it will contain important information about BB&T, Republic Bancshares, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters.

          After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from BB&T and Republic Bancshares as follows:

          Alan W. Greer, Shareholder Reporting, BB&T Corporation, P.O. Box 1290, Winston-Salem, NC 27102. Telephone: (336) 733-3021.

          William R. Falzone, Vice President and Treasurer, Republic Bancshares, 111 2nd Avenue, NE, St. Petersburg, FL 33701. Telephone: (727) 502-3771.

          BB&T, Republic Bancshares and their respective directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of Republic in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and will be incorporated by reference in the proxy statement/prospectus. Information about Republic Bancshares’ directors and executive officers may be found in Republic Bancshares’ proxy statement filed with the SEC on March 19, 2003 and will be incorporated by reference in the proxy statement/prospectus. You can obtain free copies of these documents as described above.

          In addition to the proposed registration statement and proxy statement/prospectus, BB&T and Republic Bancshares file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549.

           Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T and Republic Bancshares filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s web site at http://www.sec.gov.

BB&T
and
Republic Bancshares, Inc.
St. Petersburg, Florida
Expanding a Great Franchise
Analyst Presentation
December 2, 2003

1

Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in Republic Bancshares, Inc.‘s fee income ratio and net interest margin, the anticipated accretive effect of the merger, and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Republic Bancshares, Inc., the amount of general and administrative expense consolidation, costs relating to converting Republic Bancshares, Inc.‘s bank operations and data processing to BB&T’s systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies’ respective accounting policies, and the cost related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities: (1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Republic Bancshares, Inc., may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Republic Bancshares, Inc. are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and Republic Bancshares, Inc. may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Republic Bancshares, Inc.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management’s ability to control or predict.

2

Outline

•	Background and transaction terms

•	Financial data

•	Rationale for the acquisition

•	Investment criteria

•	Summary

•	Appendix

3

BB&T Corporation (BBT)

•	$90.4 billion financial holding company

•	1,364 branch locations in NC, SC, VA, GA, MD, WV, KY, TN, FL, AL, IN, and the District of Columbia

		For 9 Months
		Ended 9/30/03*
•	ROA	1.67%
•	Cash Basis ROA	1.77%
•	ROE	16.49%
•	Cash Basis ROE	24.45%
•	Cash Basis Efficiency Ratio	51.20%

*Excluding merger-related and restructuring items

4

Republic Bancshares, Inc. (REPB)

•	$2.8 billion bank holding company headquartered in St. Petersburg, FL

•	Republic Bank has 71 full-service offices serving 17 counties in key Florida markets

		For 9 Months
		Ended 9/30/03
•	ROA	0.42%
•	Cash Basis ROA	0.49%
•	ROE	5.90%
•	Cash Basis ROE	6.81%
•	Cash Basis Efficiency Ratio	78.32%

5

Company History

•	Republic Bank was formed in 1973

•	The year 1996 saw the beginning of an aggressive out-of-market lending program by Republic

-	Emphasis on high LTV, subprime, and warehouse credits

-	Offices in Boston, Atlanta, Virginia Beach, and Irvine, CA

-	Sales generated primarily through telemarketing efforts

•	In the second half of 1998, the market for subprime credits deteriorated sharply and credit quality at Republic declined rapidly

•	New management was brought into the bank in March 2000, headed by William R. Klich

•	Republic Bank at this time exited out-of-market lending and focused on rebuilding the balance sheet and serving their core market

•	The branch network was rationalized, certain Florida markets were exited and additional concentration was added in the core footprint, resulting in approximately 20 fewer branches and 5 fewer counties

•

By September 2003, the challenges created by the out-of-market strategy had been largely resolved; nonperforming assets now stand at .47% of total assets after peaking at 2.73% of total assets in June 2001

•	Currently, Republic has strong market coverage in key Florida markets and the franchise is well positioned for strong growth, lead by a management team with a proven track record of success

6

Pro Forma Company Profile

•	Size:	$93.1 billion in assets
$22.2 billion in market capitalization*
•	Offices:

VA	427
NC	335
MD	127
GA	114
KY	104
SC	95

FL	89

WV	85
TN	49
DC	7
AL	2
IN	1
TOTAL	1,435

*Based on closing price as of 12/01/03

7

Terms of the Transaction

8

Terms of the Transaction

•	Purchase price: $32.12*

•	Aggregate value: $436 million*

•	Consideration: Republic Bancshares, Inc. shareholders will have the opportunity to make an election to exchange their shares based on one of the following two options: **

1.	A fixed exchange ratio of .81 of a share of BB&T stock for each share of REPB stock

2.	A fixed cash price of $31.79 per share

•	Structure: Tax-free exchange to the extent that stock is received

•	Termination fee: $17 million

•	Expected closing: Second quarter 2004

  *Based on BB&T’s closing stock price of $39.66 on 12/01/03 and assuming shareholders choose the stock election (option 1).
**Individual shareholders will be able to elect the proportion of their shares they exchange for option 1 or option 2. To the extent that total cash elections received from shareholders exceed the aggregate cash available, shares exchanged for the cash election (option 2) will be reallocated to the stock election (option 1) on a proportional basis. The aggregate cash available is generally limited to 40% of the transaction value (based on $12.72 per share outstanding). However, in the event of a decline in the value of BB&T’s stock, the aggregate cash available would be further subject to a maximum of 55% of the value of the transaction at closing.

9

Pricing*

•	Purchase price	$32.12
•	Premium/market	8.4%
•	Price/9-30-03 stated book	2.03x
•	Price/9-30-03 tangible book	2.20x
•	Price/LTM EPS	44.62x
•	Price 2004 EPS estimate	35.30x
•	BB&T shares issued	10.99 million

*Assumes 100% stock election by shareholders.

10

Acquisition Comparables*

Comparable Acquisitions Announced in Florida since June 1, 2001 with Seller Assets over $50 Million

									Deal Pr/
		Date	Seller		Deal Value/	Deal Pr/	Deal	Deal Pr/	LTM
Buyer	Seller	Announced	Total Assets	Deal Value	Assets	Stock Pr	Pr/Bk	Tg Bk	EPS
			($M)	($M)	(%)	(%)	(%)	(%)	(x)
Colonial BancGroup, Inc.	Manufacturers Bancshares, Inc.	6/18/2001	271.8	54.4	20.0	NA	300.9	306.2	21.7
Synovus Financial Corp.	FABP Bancshares, Inc.	6/29/2001	294.5	100.0	34.0	NA	391.0	391.0	22.0
Black Diamond Financial Group, Inc.	Bank of St. Petersburg	8/2/2001	59.8	11.0	18.4	NA	237.1	237.1	23.0
Banc Corporation	CF Bancshares, Inc.	8/9/2001	99.0	15.5	15.7	NA	214.8	214.8	17.0
BankAtlantic Bancorp, Inc.	Community Savings Bankshares, Inc.	9/10/2001	948.3	170.6	18.0	31.0	141.5	141.5	28.4
F.N.B. Corp.	Central Bank Shares, Inc.	11/7/2001	232.0	80.0	34.5	NA	340.7	340.7	28.4
Charter Banking Corporation	Florida Bancorporation, Inc.	11/10/2001	58.1	8.2	14.1	NA	177.7	177.7	43.1
South Financial Group, Inc. (The)	Gulf West Banks, Inc.	3/21/2002	516.0	115.9	22.5	3.1	285.2	294.5	23.0
BB&T Corp.	Regional Financial Corporation	5/22/2002	1,585.4	274.6	17.3	NA	281.9	286.4	16.8
Colonial BancGroup, Inc.	Palm Beach National Holding Company	5/28/2002	338.6	105.5	31.2	NA	318.3	318.4	33.3
Royal Bank of Canada	Admiralty Bancorp, Inc.	8/29/2002	577.8	149.7	25.9	11.5	296.1	318.2	37.7
Synovus Financial Corp.	United Financial Holdings, Inc.	9/25/2002	421.8	84.2	20.0	1.9	295.0	335.7	19.9
South Financial Group, Inc. (The)	Central Bank of Tampa	10/3/2002	214.6	68.0	31.7	NA	236.8	237.5	16.8
Alabama National BanCorp	Millennium Bank	1/29/2003	95.3	25.4	26.6	NA	311.2	311.2	34.5
F.N.B. Corp.	Charter Banking Corp.	2/3/2003	645.6	150.3	23.3	NA	328.5	391.6	36.7
Colonial BancGroup, Inc.	Sarasota Bancorporation , Inc.	6/26/2003	164.5	40.6	24.7	NA	332.3	333.8	21.6
Alabama National BanCorporation	Cypress Bankshares, Inc.	10/15/2003	108.0	26.7	24.7	NA	315.5	315.5	36.4
Alabama National BanCorporation	Indian River Banking Company	10/22/2003	516.5	113.5	22.0	NA	307.2	307.2	22.1

Maximum			1,585.4	274.6	34.5	31.0	391.0	391.6	43.1
Minimum			58.1	8.2	14.1	1.9	141.5	141.5	16.8

Average			397.1	88.6	23.6	11.9	284.0	292.2	26.8

Median			283.2	82.1	22.9	7.3	298.5	309.2	23.0

Deal Price: $32.12
BB&T Corporation	Republic Bancshares, Inc.		2,776.2	436.0	15.7	8.4	203.1	220.1	44.6

Over/(Under) Average Comparables					(7.9)	(3.5)	(80.9)	(72.0)	17.8

*Source for Acquisition Comparables: SNL Financial

11

Acquisition Comparables*

Comparable Acquisitions Announced in the Southeast since July 1, 2002 with Seller Assets over $50 Million

									Deal Pr/
		Date	Seller		Deal Value/	Deal Pr/	Deal	Deal Pr/	LTM
Buyer	Seller	Announced	Total Assets	Deal Value	Assets	Stock Pr	Pr/Bk	Tg Bk	EPS
			($M)	($M)	(%)	(%)	(%)	(%)	(x)
First Bancorp	Carolina Community Bancshares, Inc.	7/16/2002	66.4	17.7	26.7	NA	229.8	257.6	17.8
United Community Bancorp	Community Bancshares, Inc.	8/5/2002	135.4	35.7	26.4	NA	226.0	226.0	26.3
Charter Financial Corp. MHC	EBA Bancshares, Inc.	9/10/2002	76.3	8.4	11.0	NA	169.0	169.0	17.9
First Citizens Bancorporation of South Carolina	First Banks, Inc.	9/17/2002	244.9	59.1	24.1	NA	168.6	168.6	17.6
Synovus Financial Corp.	FNB Newton Bankshares, Inc.	9/26/2002	340.8	96.5	28.3	NA	297.3	297.3	23.4
First Bancorp, Inc.	First Commonwealth Bank	10/2/2002	58.1	9.7	16.7	NA	153.2	153.2	22.2
South Financial Group, Inc. (The)	Central Bank of Tampa	10/3/2002	214.6	68.0	31.7	NA	236.8	237.5	16.8
SNB Bancshares Inc.	Bank of Gray	10/25/2002	216.4	43.3	20.0	NA	195.7	195.7	14.5
Bank of Granite Corporation	First Commerce Corporation	12/18/2002	179.6	20.8	11.6	16.9	175.7	175.7	22.3
United Community Banks Inc.	First Central Bancshares,Incorporated	1/8/2003	149.9	29.4	19.6	NA	239.1	239.1	22.7
BB&T Corporation	First Virginia Banks, Inc.	1/21/2003	11,227.6	3,375.5	30.1	24.7	269.7	318.6	18.5
United Community Banks Inc.	First Georgia Holding Inc.	1/23/2003	260.9	42.1	16.1	NA	201.2	205.0	27.2
First Community Bancshares, Inc.	CommonWealth Bank	1/27/2003	129.8	24.8	19.1	64.9	274.3	274.3	28.2
Bank of the Ozarks Inc.	RVB Bancshares Inc.	3/11/2003	53.9	6.9	12.8	NA	178.9	178.9	14.2
FNB Corp.	Bedford Bancshares Inc.	3/21/2003	257.8	50.9	19.7	32.1	192.7	192.7	16.5
GB&T Bancshares, Inc.	Baldwin Bancshares, Inc.	4/28/2003	131.0	31.6	24.1	NA	276.5	276.5	21.7
South Financial Group, Inc. (The)	MountainBank Financial Corporation	5/14/2003	847.3	140.8	16.6	11.0	240.4	265.6	20.6
BancTrust Financial Group, Inc.	CommerceSouth, Inc.	5/28/2003	312.4	73.1	23.4	64.5	234.8	244.8	23.4
Greene County Bancshares, Inc.	Independent Bankshares Corporation	6/18/2003	168.6	29.7	17.6	NA	197.2	197.2	25.8
Community Capital Corp.	Abbeville Capital Corporation	8/19/2003	69.1	15.0	21.7	NA	200.6	200.6	16.4
Simmons First National Corporation	Alliance Bancorporation, Incorporated	10/8/2003	138.6	25.5	18.4	NA	246.5	246.5	21.3
American Community Bancshares, Inc.	FNB Bancshares, Inc.	11/5/2003	71.7	15.8	22.0	25.4	188.5	188.5	23.3

Maximum			11,227.6	3,375.5	31.7	64.9	297.3	318.6	28.2
Minimum			53.9	6.9	11.0	11.0	153.2	153.2	14.2

Average			697.8	191.8	20.8	34.2	217.8	223.1	20.8

Median			159.3	30.7	19.9	25.4	213.6	215.5	21.5

Deal Price: $32.12

BB&T Corporation	Republic Bancshares, Inc.		2,776.2	436.0	15.7	8.4	203.1	220.1	44.6

Over/(Under) Average Comparables					(5.1)	(25.8)	(14.8)	(3.0)	23.8

*Source for Acquisition Comparables: SNL Financial

12

Comparison of Core Deposit Multiples

Franchise Premium to Core Deposits*

•	BB&T / Republic	12.7%
•	Florida Median	26.7%
•	Southeast Median	16.9%
•	National Median	14.7%

*

Market comparables are based on the median premium to core deposits for all transactions announced YTD through 11/30/03. Franchise premium is defined as deal value minus tangible book value, divided by core deposits.

Source for market comparables: SNL Financial

13

Financial Data

14

Financial Summary*

	BB&T	REPB
For The Year-to-Date Ended:	9/30/03	9/30/03
ROA	1.67%	0.42%
Cash Basis ROA	1.77	0.49
ROE	16.49	5.90
Cash Basis ROE	24.45	6.81
Net interest margin (FTE)	4.12	3.03
CB Efficiency ratio	51.20	78.32
Net charge-offs	.43	0.02
Reserve/NPLs	222.70	206.44
NPAs/assets	.49	.47

*Excluding merger-related and restructuring items

15

Capital Strength

	BB&T	REPB
	9/30/03	9/30/03

Equity/assets	11.3%	7.6%

Leverage capital ratio	7.2%	7.7%

Total risk-based capital	13.1%	13.2%

16

Rationale for Acquisition

•

BB&T has an announced strategy to pursue in-market (Carolinas/Virginia/West Virginia/ DC/ Maryland/Georgia/ Kentucky/Tennessee/Florida) acquisitions of high quality banks and thrifts in the $250 million to $10 billion range. The acquisition of Republic Bancshares, Inc. is consistent with this strategy. Although Republic’s recent financial performance has not been strong, current management has successfully reorganized the bank with an emphasis on in-market lending while successfully exiting unprofitable businesses.

•	Accelerates BB&T’s long term earnings growth rates by expanding into Florida markets which have a faster growth potential than BB&T’s core markets

•	Republic represents a unique opportunity to buy a franchise in the state of Florida that will provide BB&T with the following:

-	An excellent management team of seasoned Florida commercial bankers that will provide key leadership in our newly expanded Florida franchise and for future strategic acquisitions

-	A franchise that has recovered from a challenging period and has refocused its energy on traditional commercial banking and expansion of basic retail deposit services

-	Entry into key markets in Florida, specifically the Tampa/St. Petersburg/Clearwater, Orlando, West Palm Beach/Boca Raton, and Fort Lauderdale/Hollywood MSA’s

-	Republic Bancshares expands BB&T’s presence in the high growth and economically attractive markets of Ocala, Sarasota, and Bradenton

-

BB&T’s extremely successful sales process creates the opportunity to sell a broad array of banking and insurance products to Republic’s client base and expand the reach of the branch beyond Republic’s traditional clients

•	Improves efficiency

-	25% cost savings fully realized in the first 12 months of operations following conversion

•	This acquisition is very consistent with past acquisitions which we have successfully executed, i.e., it fits our model

17

Efficiency Improvement

Targeted Annual Cost Savings
$18.9 million or approximately
25% of Republic’s expense base

18

One-Time After-Tax Charges

One-time after-tax merger-related charges $19.8 million

19

Branch Locations

BB&T Corporation
Republic Bancshares, Inc.

20

Economic Vitality Map

Economic Vitality by Coun
Superior
Excellent
Very Good
Above Average
Average
Below Average
Weak
Poor

Republic Bancshares, Inc.

21

Market Characteristics

•	Florida ranks #1 in total employment growth in the U.S. for the year ending July, 2003. Also, among the ten most populous states, Florida had the fastest employment growth rate.

•	Florida ranks #1 in new business development.

•	For the period ending in March 2003, Florida is the only state in the nation to have positive job market growth for the previous 13 months.

•

Nationally, Florida ranks 4th in population, labor force, and number of business establishments. It also has the 4th largest Gross State Product, making it the 8th largest economy in the western hemisphere and the 15th largest in the world.

•	Under the Small Business Survival Index 2002, Florida ranked the 5th most entrepreneur-friendly state.

22

Market Characteristics

•

The Tampa/St. Petersburg/ Clearwater MSA, the 2nd largest MSA in the Southeast, is home to over 2.5 million people. According to Newsweek magazine, Tampa will enjoy the nation’s 10th largest employment growth through 2025. The MSA has an unemployment rate of 4.5% compared to the national average of 6.3%.

•

The Sarasota/Bradenton MSA is Florida’s third fastest growing market and one of the state’s most affluent regions. Sarasota’s job growth for the past 18 months was 5.1% versus the national average of 1.7%.

•	Pinellas County is #2 in manufacturing employees and #3 in manufacturing firms in the state of Florida.

•	More than 33,000 businesses make their home in Pinellas County.

•	Pinellas County leads Florida’s 21-county High Tech Corridor with 29.9% of the corridor’s med-tech companies and 22% of the corridor’s microelectronics firms.

23

Market Characteristics

•

The population of the Orlando MSA is projected to increase 14.3% from 2003 to 2008. As home to Walt Disney World, Sea World, and Universal Studios, Orlando is one of the world’s most popular tourist destinations.

•

The West Palm Beach/Boca Raton MSA is one of the fastest growing areas of the U.S. Population growth is projected to be 10.2% between 2003 and 2008. The U.S. Bureau of Labor Statistics ranks Palm Beach County as the 4th best job producing region in the nation.

•

Located in Broward County is the Fort Lauderdale/Hollywood MSA. Fort Lauderdale was ranked 6th in the nation for job growth by Southern Business and Development magazine as it is one of the nation’s fastest growing communities for small businesses.

24

BB&T Investment Criteria

•	Cash Basis EPS (accretive by year 2)

•	GAAP EPS (accretive by year 3)

•	Internal rate of return (15% or better)

•	Cash Basis ROE (accretive by year 3)

•	Cash Basis ROA (accretive by year 3)

•	Tangible book value per share (accretive by year 5)

•	Must not cause combined leverage capital ratio to go below 7%

•	Must create accelerated dividend growth potential by year 5 for current BB&T shareholders

Criteria are listed in order of importance. There are sometimes trade-offs among criteria. BB&T is primarily concerned with cash basis measures for each of the criterion above.

25

Assumptions

•	Closing Stock Price as of December 1, 2003: BB&T - $39.66 REPB - $29.64

•	BB&T Base Model: The projected 2004 financial statement is based on the First Call EPS estimate of $3.00 and subsequent years are based on 10% income statement and balance sheet growth.

•	Republic Base Forecast: The 2004 projected financial statement used in the valuation study for Republic is based on the current First Call EPS estimate of $0.91.

•	Cost Savings: 25% annual cost savings of Republic’s 2003 noninterest expense base are used in the valuation to be fully realized in the first 12 months following conversion.

•

Growth Rates: All of Republic’s balance sheet and income statement items, except for interest income and noninterest income, are grown at the following rates: 10% in year 1 and 12% in all years thereafter. Noninterest income was grown at approximately 29% in order to achieve a core fee income ratio of 30% in year 7, prior to margin enhancement.

•	Margin: The 2004 margin for Republic is projected to be 3.12%. Net interest margin was incrementally increased to 4.10% in year 5 of the model.

•	Projected Net Charge-Off Rates: The model assumes a charge-off rate for Republic of .05% in 2004, ..25% in 2005, .30% in 2006, and .35% thereafter.

•	Projected Loan Loss Allowance: An allowance of 1.30% is assumed for Republic in all years.

•	Tax rate: An effective tax rate of 33% is used for Republic in all years.

26

Results of the Transaction Assuming Shareholders Elect 100% Stock

(Option 1)

27

Earnings Per Share Impact

		Accretion		Accretion
		(Dilution)	Pro Forma	(Dilution)
	Pro Forma	Pro Forma	Cash Basis	Pro Forma
Full Year	EPS	Shares	EPS	Shares
2005	$3.28	$(0.01)	$3.39	$(0.01)
2006	3.62	(0.01)	3.73	0.00
2007	4.00	0.01	4.11	0.02
2008	4.42	0.03	4.53	0.04
2009	4.90	0.06	5.00	0.07
2010	5.40	0.09	5.50	0.09
2011	5.96	0.12	6.06	0.12
2012	6.56	0.13	6.66	0.13
2013	7.23	0.15	7.33	0.15
2014	7.96	0.18	8.06	0.17

Internal rate of return		22.56%

28

ROE Impact1

			Pro Forma
	Pro Forma		Cash Basis
Full Year	ROE (%)	Change	ROE (%)	Change
2005	15.48	(0.37)	26.00	(0.18)
2006	15.62	(0.29)	24.57	(0.08)
2007	15.73	(0.21)	23.36	0.01
2008	15.82	(0.12)	22.34	0.09
2009	15.91	(0.03)	21.51	0.17
2010	15.94	0.02	20.76	0.18
2011	15.98	0.06	20.15	0.21
2012	15.98	0.06	19.59	0.18
2013	15.98	0.06	19.11	0.17
2014	15.97	0.06	18.71	0.15

[1]

The decrease in cash basis ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future repurchases of BB&T’s common stock.

29

ROA Impact

			Pro Forma
	Pro Forma		Cash Basis
Full Year	ROA (%)	Change	ROA (%)	Change
2005	1.73	(0.03)	1.86	(0.03)
2006	1.75	(0.03)	1.88	(0.03)
2007	1.77	(0.02)	1.88	(0.02)
2008	1.78	(0.02)	1.88	(0.01)
2009	1.80	(0.01)	1.89	(0.01)
2010	1.81	(0.00)	1.89	(0.00)
2011	1.82	0.00	1.89	0.00
2012	1.82	0.00	1.88	0.00
2013	1.82	0.00	1.88	0.00
2014	1.83	0.00	1.88	0.00

30

Book Value/Capital Impact

	Pro Forma		Pro Forma
	Stated Book Value Per Share		Tangible Book Value Per Share		Pro Forma*
		Accretion		Accretion	Leverage
Full Year	Stated	(Dilution)	Tangible	(Dilution)	Ratio
2005	$22.31	$0.40	$14.15	$0.05	8.09%
2006	24.43	0.40	16.44	0.06	8.55
2007	26.83	0.41	19.01	0.07	8.93
2008	29.51	0.43	21.85	0.10	9.29
2009	32.48	0.48	24.98	0.16	9.61
2010	35.75	0.54	28.41	0.22	9.90
2011	39.37	0.63	32.19	0.31	10.16
2012	43.36	0.73	36.33	0.41	10.39
2013	47.74	0.84	40.87	0.52	10.59
2014	52.57	0.97	45.86	0.64	10.78

*	BB&T’s goal is to manage its leverage ratio to between 7% and 8%. BB&T may choose to maintain its target leverage ratio through future repurchases of BB&T’s common stock.

31

Results of the Transaction Assuming Shareholders Elect 40% Cash

(Option 2)

32

Earnings Per Share Impact

		Accretion		Accretion
		(Dilution)	Pro Forma	(Dilution)
	Pro Forma	Pro Forma	Cash Basis	Pro Forma
Full Year	EPS	Shares	EPS	Shares
2005	$3.30	$(0.00)	$3.41	$0.00
2006	3.64	0.01	3.75	0.02
2007	4.02	0.03	4.13	0.04
2008	4.45	0.05	4.55	0.06
2009	4.92	0.09	5.03	0.09
2010	5.43	0.12	5.54	0.12
2011	6.00	0.15	6.10	0.15
2012	6.60	0.17	6.70	0.17
2013	7.27	0.20	7.37	0.20
2014	8.01	0.23	8.11	0.23

Internal rate of return		22.61%

33

ROE Impact1

			Pro Forma
	Pro Forma		Cash Basis
Full Year	ROE (%)	Change	ROE (%)	Change
2005	15.65	(0.19)	26.55	0.37
2006	15.79	(0.13)	25.03	0.37
2007	15.89	(0.05)	23.74	0.39
2008	15.97	0.03	22.67	0.41
2009	16.05	0.12	21.78	0.45
2010	16.08	0.15	21.00	0.43
2011	16.11	0.19	20.36	0.42
2012	16.10	0.18	19.77	0.37
2013	16.09	0.17	19.28	0.33
2014	16.08	0.17	18.85	0.30

[1]

The decrease in cash basis ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future repurchases of BB&T’s common stock.

34

ROA Impact

				Pro Forma
	Pro Forma			Cash Basis
Full Year	ROA (%)	Change		ROA (%)	Change
2005	1.72	(0.0	4)	1.86	(0.0	4)
2006	1.75	(0.0	4)	1.87	(0.0	3)
2007	1.76	(0.0	3)	1.87	(0.0	3)
2008	1.78	(0.0	2)	1.88	(0.0	2)
2009	1.79	(0.0	1)	1.88	(0.0	1)
2010	1.80	(0.0	1)	1.88	(0.0	1)
2011	1.81	(0.0	0)	1.88	(0.0	0)
2012	1.82	(0.0	0)	1.88	(0.0	0)
2013	1.82	(0.0	0)	1.88	(0.0	0)
2014	1.82	(0.0	0)	1.88	(0.0	0)

35

Book Value/Capital Impact

	Pro Forma		Pro Forma
	Stated Book Value Per Share		Tangible Book Value Per Share		Pro Forma*
		Accretion		Accretion	Leverage
Full Year	Stated	(Dilution)	Tangible	(Dilution)	Ratio
2005	$22.15	$0.24	$13.94	$(0.17)	7.91%
2006	24.29	0.25	16.23	(0.15)	8.38
2007	26.70	0.27	18.81	(0.12)	8.77
2008	29.39	0.31	21.67	(0.08)	9.14
2009	32.37	0.37	24.81	(0.01)	9.47
2010	35.66	0.45	28.27	0.07	9.77
2011	39.30	0.56	32.06	0.18	10.04
2012	43.31	0.68	36.23	0.30	10.28
2013	47.72	0.82	40.80	0.44	10.49
2014	52.58	0.98	45.82	0.60	10.68

*	BB&T’s goal is to manage its leverage ratio to between 7% and 8%. BB&T may choose to maintain its target leverage ratio through future repurchases of BB&T’s common stock.

36

Summary

•	The acquisition of Republic Bancshares, Inc. is a strong strategic fit:

-	It helps accomplish our goal of expanding our presence in Florida

-	It fits culturally and geographically

-	This is the type of merger we have consistently, successfully executed

•	Overall Investment Criteria are met:

	Stock Model	40% Cash Model
	(Option 1)	(Option 2)
GAAP EPS accretive	Year 3	Year 2
Cash Basis EPS accretive	Year 2	Year 1
IRR	22.56%	22.61%
Cash ROE accretive	Year 3	Year 1
Cash ROA accretive	Year 7	Dilutive all years
Tangible book value accretive	Year 1	Year 6
Combined leverage ratio remains above 7%	Yes	Yes

37

Appendix

•	Historical financial data

•	Glossary

•	Where to go for additional information about BB&T, Republic Bancshares, Inc. and the merger

38

Republic Bancshares, Inc.
Financial Summary

							Nine months	Nine months	9/30/03
							ended	ended	vs.
		%		%		%	September 30,	September 30,	9/30/02
	2000	Change	2001	Change	2002	Change	2002	2003	% Change

Earnings Summary (In thousands)

Interest Income (FTE)
Interest on loans & leases	$162,776	-2.3%	$124,015	-23.8%	$101,214	-18.4%	$76,483	$69,924	-8.6%
Interest & dividends on securities	27,757	62.0%	34,712	25.1%	40,921	17.9%	32,067	25,066	-21.8%
Interest on temporary investments	6,667	-4.3%	6,621	-0.7%	1,110	-83.2%	851	624	-26.7%

Total interest income (FTE)	197,200	3.4%	165,348	-16.2%	143,245	-13.4%	109,401	95,614	-12.6%

Interest Expense
Interest expense on deposit accounts	102,893	9.3%	92,796	-9.8%	60,467	-34.8%	46,998	34,284	-27.1%
Interest on short-term borrowings	--	N/A	--	N/A	460	N/A	372	251	-32.5%
Interest on long-term debt	4,584	-34.5%	3,990	-13.0%	4,306	7.9%	3,165	3,843	21.4%

Total interest expense	107,477	6.3%	96,786	-9.9%	65,233	-32.6%	50,535	38,378	-24.1%

Net interest income (FTE)	89,723	0.1%	68,562	-23.6%	78,012	13.8%	58,866	57,236	-2.8%
Less taxable equivalency adjustment	--	N/A	--	N/A	--	N/A	--	--	N/A

Net interest income	89,723	0.1%	68,562	-23.6%	78,012	13.8%	58,866	57,236	-2.8%
Provision for loan losses	20,700	108.6%	16,150	-22.0%	5,350	-66.9%	4,750	(4,517)	-195.1%

Net interest income after provision	69,023	-13.4%	52,412	-24.1%	72,662	38.6%	54,116	61,753	14.1%

Noninterest Income
Service charges on deposit accounts	8,128	15.5%	7,714	-5.1%	6,285	-18.5%	4,724	5,019	6.2%
Non-deposit fees and commissions	10,275	-5.4%	5,897	-42.6%	2,671	-54.7%	2,407	4,549	89.0%
G / (L) on sale of real estate & securities	(12,709)	-540.1%	2,282	N/A	2,980	30.6%	1,990	3,521	76.9%
Other operating income	1,617	-25.3%	7,136	341.3%	1,940	-72.8%	1,548	1,122	-27.5%

Total noninterest income	7,311	-68.1%	23,029	215.0%	13,876	-39.7%	10,669	14,211	33.2%

Noninterest Expense
Personnel	37,456	-10.2%	38,557	2.9%	38,164	-1.0%	28,861	30,279	4.9%
Occupancy & equipment	13,646	2.2%	13,362	-2.1%	14,474	8.3%	9,567	10,782	12.7%
Intangible amortization	3,858	-1.3%	3,449	-10.6%	2,767	-19.8%	2,075	2,075	0.0%
Other operating expenses	25,070	-13.9%	23,597	-5.9%	20,602	-12.7%	15,265	17,492	14.6%

Total noninterest expense	80,030	-9.2%	78,965	-1.3%	76,007	-3.7%	55,768	60,628	8.7%

Net income before taxes and minority interest [1]	(3,696)	-125.4%	(3,524)	4.7%	10,531	398.8%	9,017	15,336	70.1%
Income taxes	(787)	-114.0%	(1,310)	-66.5%	4,068	410.5%	3,499	5,630	60.9%

Net income before minority interest	(2,909)	-132.6%	(2,214)	23.9%	6,463	391.9%	5,518	9,706	75.9%

Minority interest in income from subsidiary trust, net of tax [1]	(1,689)	-195.7%	(1,684)	0.3%	(1,684)	0.0%	(1,263)	(1,263)	0.0%

Net income	$(4,598)	-143.0%	$(3,898)	15.2%	$4,779	222.6%	$4,255	$8,443	98.4%

Basic EPS	$(0.46)	-146.3%	$(0.37)	20.1%	$0.42	214.2%	$0.37	$0.70	87.2%
Diluted EPS	(0.44)	-146.0%	(0.36)	18.3%	0.42	217.1%	0.37	0.69	86.2%

Book value	$16.18	1.2%	$15.18	-6.2%	$16.12	6.2%	$15.85	$15.82	-0.2%

EOP shares	10,556		11,335		11,398		11,398	13,267
Basic shares	10,556		10,955		11,372		11,364	12,046
Diluted shares	10,556		10,955		11,466		11,452	12,207

1 The minority interest represents the interest expense related to trust preferred securities.

39

Republic Bancshares, Inc.
Financial Summary

							Nine months	Nine months	9/30/03
							ended	ended	vs.
		%		%		%	September 30,	September 30,	9/30/02
	2000	Change	2001	Change	2002	Change	2002	2003	% Change

Average Balance Sheet
(In thousands)
Assets
Loans	$1,840,150	-0.5%	$1,554,848	-15.5%	$1,453,167	-6.5%	$1,443,539	$1,545,876	7.1%
Loans held for sale	--	-100.0%	--	N/A	15,416	N/A	7,868	33,657	327.8%
Securities	439,658	44.6%	577,161	31.3%	810,333	40.4%	831,181	888,699	6.9%
Other earning assets	102,930	-22.2%	138,993	35.0%	42,131	-69.7%	27,694	24,236	-12.5%

Total interest-earning assets	2,382,738	1.3%	2,271,002	-4.7%	2,321,047	2.2%	2,310,282	2,492,468	7.9%

Goodwill & other intangibles	30,898	-11.4%	25,046	-18.9%	19,740	-21.2%	20,086	17,352	-13.6%
Other assets	114,727	-12.5%	117,165	2.1%	146,940	25.4%	147,520	148,608	0.7%

Total assets	$2,528,363	0.4%	$2,413,213	-4.6%	$2,487,726	3.1%	$2,477,887	$2,658,428	7.3%

Net interest margin	3.76%		2.99%		3.34%		3.37%	3.03%

Liabilities & Shareholders' Equity
Interest-bearing deposits:
Money Market & NOW	$460,764	21.8%	$516,601	12.1%	$588,803	14.0%	$588,367	$606,283	3.0%
Savings	240,026	-30.9%	185,812	-22.6%	181,480	-2.3%	183,186	185,614	1.3%
CD's and other time	1,409,303	2.8%	1,277,733	-9.3%	1,190,722	-6.8%	1,193,721	1,165,959	-2.3%

Total interest-bearing deposits	2,110,093	0.7%	1,980,146	-6.2%	1,961,005	-1.0%	1,965,274	1,957,856	-0.4%
Short-term borrowed funds	--	N/A	44,202	N/A	36,182	-18.1%	37,066	250,929	577.0%
Long-term debt	69,604	-5.8%	41,175	-40.8%	124,596	202.6%	114,316	39,482	-65.5%

Total interest-bearing liabilities	2,179,697	0.4%	2,065,523	-5.2%	2,121,783	2.7%	2,116,656	2,248,267	6.2%

Demand deposits	135,985	-1.8%	143,461	5.5%	156,533	9.1%	152,876	185,146	21.1%

Other liabilities	40,495	-4.5%	33,289	-17.8%	33,436	0.4%	33,813	34,205	1.2%

Total liabilities	2,356,176	0.2%	2,242,273	-4.8%	2,311,752	3.1%	2,303,345	2,467,618	7.1%

Preferred equity	1,500	0.0%	750	-50.0%	--	-100.0%	--	--	N/A

Common equity	170,687	2.8%	170,190	-0.3%	175,974	3.4%	174,542	190,810	9.3%

Total equity	172,187	2.7%	170,940	-0.7%	175,974	2.9%	174,542	190,810	9.3%

Total liabilities & shareholders' equity	$2,528,363	0.4%	$2,413,213	-4.6%	$2,487,726	3.1%	$2,477,887	$2,658,428	7.3%

40

Republic Bancshares, Inc.
Financial Summary

							Nine months	Nine months	9/30/03
							ended	ended	vs.
		%		%		%	September 30,	September 30,	9/30/02
	2000	Change	2001	Change	2002	Change	2002	2003	% Change

Ratio Analysis

ROA	-0.12%		-0.09%		0.26%		0.30%	0.42%
ROCE	-1.70%		-1.30%		3.67%		4.22%	5.90%
Efficiency ratio	72.9%		88.4%		85.5%		82.6%	89.3%
Adj. noninterest income / Adj. revenues	18.2%		23.2%		12.3%		12.8%	15.7%
Equity / Assets	7.0%		7.0%		7.3%		7.2%	7.6%

Credit Quality
(In thousands)
Beginning	$28,177		$33,462		$31,997		$31,997	$27,987

Provision	20,700		16,150		5,350		4,750	(4,517)
Acquired allowance	(389)		(613)		--		--	--
Net charge-offs	(15,026)		(17,002)		(9,360)		(5,152)	(229)

Ending allowance	$33,462		$31,997		$27,987		$31,595	$23,241

Allowance	1.96%		2.25%		1.90%		2.15%	1.42%
Charge-off rate	0.82%		1.09%		0.64%		0.48%	0.02%

Period end loans & leases	$1,711,342	-9.4%	$1,421,011	-17.0%	$1,475,869	3.9%	$1,469,516	$1,631,475	11.0%

Period end common equity	$170,841	1.2%	$172,037	0.7%	$183,684	6.8%	$180,646	$209,890	16.2%

Total assets	$2,440,604	-4.9%	$2,459,344	0.8%	$2,526,349	2.7%	$2,511,182	$2,776,226	10.6%

41

Glossary

Return on Assets – Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average assets for the period.

Return on Equity – Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios – These calculations exclude the effect of intangible assets, amortization of intangibles, net amortization of purchase accounting mark-to-market adjustments, merger-related charges, and other nonrecurring charges.

Efficiency Ratio – Calculated as noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income (excludes securities gains/losses, foreclosed property expense, provisions for or the recaptures of the impairment of mortgage servicing rights, gains or losses on mortgage banking-related derivatives, merger-related charges and other nonrecurring charges).

Tier 1 Capital – Calculated as common shareholders’ equity excluding unrealized gains or losses on debt securities available for sale, unrealized gains on equity securities available for sale and unrealized gains or losses on cash flow hedges, net of deferred income taxes; plus certain mandatorily redeemable capital securities, less nonqualifying intangible assets net of applicable deferred income taxes, and certain nonfinancial equity investments.

Leverage Capital Ratio – Tier 1 capital as a percentage of average tangible assets.

Total Risk-Based Capital Ratio – The sum of Tier 1 capital, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio – Loan and lease losses net of recoveries as a percentage of average loans and leases.

Net Revenue – Net interest income FTE before provision for loan losses plus noninterest income.

Internal Rate of Return – The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.

42

The foregoing may be deemed to be offering materials of BB&T Corporation (“BB&T”) in connection with BB&T’s proposed acquisition of Republic Bancshares, Inc. (“Republic”) on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated December 1, 2003, between BB&T and Republic.

Shareholders of Republic Bancshares, Inc., BB&T Corporation, and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T; Republic Bancshares, Inc.; the merger; the persons soliciting proxies in the merger; and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC’s web site (http://www.sec.gov) and from Republic and BB&T, as follows:

William R. Falzone	Alan Greer
Vice President and Treasurer	External Reporting Manager
Republic Bancshares, Inc.	BB&T
111 Second Avenue, Northeast	150 S. Stratford Road, Suite 400
St. Petersburg, FL 33701	Winston-Salem, North Carolina 27104
Phone: (727) 502-3771	Phone: (336) 733-3021

BB&T, Republic and their respective directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of Republic in connection with this transaction. Information about the directors and executive officers of BB&T may be found in BB&T’s proxy statement filed with the SEC on March 17, 2003 and will be incorporated by reference in the proxy statement/prospectus. Information about Republic’s directors and executive officers may be found in Republic’s proxy statement/prospectus filed with the SEC on March 19, 2003. You can obtain free copies of these documents as described above. In addition to the proposed registration statement and proxy statement/prospectus, BB&T & Republic file annual, quarterly and special reports, proxy statements, and other information with the SEC. These filings also are available on the SEC’s web site at http://www.sec.gov.

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